Exhibit 99.1

Genmab Announces Financial Results for the First Nine Months of 2020

November 4, 2020; Copenhagen, Denmark;

Interim Report for the First Nine Months Ended September 30, 2020

Highlights

●	Novartis granted U.S. FDA approval for Kesimpta® (ofatumumab) in relapsing multiple sclerosis
●	Janssen and European Myeloma Network achieved positive topline results from Phase 3 APOLLO study of daratumumab in relapsed or refractory multiple myeloma
●	Janssen was granted U.S. FDA approval for DARZALEX® (daratumumab) in combination with carfilzomib and dexamethasone in relapsed or refractory multiple myeloma based on Phase 3 CANDOR study
●	DARZALEX net sales increased 35% compared to the first nine months of 2019 to USD 2,937 million, resulting in royalty income of DKK 2,898 million for the first nine months of 2020
●	Genmab commenced binding arbitration of two matters under daratumumab license agreement with Janssen
●	Announcement of plan to transition Arzerra® (ofatumumab) to an oncology access program for chronic lymphocytic leukemia patients in the U.S.

“Genmab continued to deliver on the promise of improving the lives of patients, with multiple regulatory milestones for Genmab-created products under development by our partners, including the exciting U.S. FDA’s approval of Kesimpta and the 8th U.S. FDA approval for DARZALEX,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “During the first nine months of 2020, with our solid financial footing Genmab has continued its focused investment in advancing its proprietary antibody product pipeline and building its capabilities as we evolve into a fully integrated biotech.”

Financial Performance First Nine Months of 2020

●	Revenue was DKK 8,067 million in the first nine months of 2020 compared to DKK 2,405 million in the first nine months of 2019. The increase of DKK 5,662 million, or 235%, was primarily driven by the upfront payment from AbbVie pursuant to our new collaboration announced in June and higher DARZALEX royalties.
●	Net sales of DARZALEX by Janssen Biotech Inc. (Janssen) were USD 2,937 million in the first nine months of 2020 compared to USD 2,168 million in the first nine months of 2019, an increase of USD 769 million, or 35%.
●	Operating expenses were DKK 2,641 million in the first nine months of 2020 compared to DKK 1,943 million in the first nine months of 2019. The increase of DKK 698 million, or 36%, was driven by the advancement of epcoritamab (DuoBody®-CD3xCD20) and DuoBody-PD-L1x4-1BB, additional investments in our product pipeline, and the increase in new employees to support the expansion of our product pipeline.
●	Operating income was DKK 5,426 million in the first nine months of 2020 compared to DKK 462 million in the first nine months of 2019. The increase of DKK 4,964 million was driven by higher revenue, which was partly offset by increased operating expenses.

Outlook

Genmab is maintaining its 2020 financial guidance published on August 20, 2020.

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Genmab Announces Financial Results for the First Nine Months of 2020

Conference Call

Genmab will hold a conference call in English to discuss the results for the first nine months of 2020 today, Wednesday, November 4, at 6:00 pm CET, 5:00 pm GMT or 12:00 pm EST. To join the call dial

+1 646 741 3167 (U.S. participants) or +44 2071 928338 (international participants) and provide conference code 7839599.

A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact:

Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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Interim Report for the Nine Months Ended September 30, 2020

CONTENTS

MANAGEMENT’S REVIEW

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Interim Report for the Nine Months Ended September 30, 2020

CONSOLIDATED KEY FIGURES

	3rd Quarter of	3rd Quarter of	9 Months Ended	9 Months Ended	Full Year
	2020	2019	September 30, 2020	September 30, 2019	2019
(DKK million)
Income Statement
Revenue	1,724	1,040	8,067	2,405	5,366
Research and development expenses	(721)	(608)	(2,211)	(1,717)	(2,386)
General and administrative expenses	(145)	(81)	(430)	(226)	(342)
Operating expenses	(866)	(689)	(2,641)	(1,943)	(2,728)
Operating result	858	351	5,426	462	2,638
Net financial items	(187)	348	(73)	442	221
Net result	530	537	4,177	694	2,166

Balance Sheet
Cash position*	17,469	11,117	17,469	11,117	10,971
Total non-current assets	2,018	1,074	2,018	1,074	1,183
Total assets	21,522	13,330	21,522	13,330	15,144
Shareholders' equity	18,477	12,515	18,477	12,515	14,048
Share capital	65	65	65	65	65

Cash Flow Statement
Cash flow from operating activities	5,078	319	7,231	1,151	1,326
Cash flow from investing activities	(2,565)	(46)	(1,637)	(832)	(1,983)
Cash flow from financing activities	19	3,636	38	3,652	3,660
Cash and cash equivalents	8,892	4,643	8,892	4,643	3,552
Cash position increase/(decrease)	4,687	4,166	6,498	5,011	4,865
Investments in intangible and tangible assets	46	46	249	82	111

Financial Ratios
Basic net result per share	8.13	8.38	64.16	11.14	34.40
Diluted net result per share	8.04	8.28	63.46	11.03	34.03

Period-end share market price	2,300.00	1,390.50	2,300.00	1,390.50	1,481.50
Price / book value	8.09	7.22	8.09	7.22	6.85

Shareholders' equity per share	284.26	192.57	284.26	192.57	216.12
Equity ratio	86%	94%	86%	94%	93%

Average number of employees (FTE**)	683	514	622	458	471
Number of employees at the end of the period	712	533	712	533	548

* Cash, cash equivalents, and marketable securities.

** Full-time equivalent

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Interim Report for the Nine Months Ended September 30, 2020

OUTLOOK

2020
(DKK million)	Guidance
Revenue	9,250 - 9,850
Operating expenses	(3,850) - (3,950)
Operating income	5,350 - 5,950

Genmab is maintaining its 2020 financial guidance published on August 20, 2020.

Revenue

We expect our 2020 revenue to be in the range of DKK 9,250 – 9,850 million. Our projected revenue for 2020 consists primarily of DKK 4,398 million related to the portion of the upfront payment from AbbVie under our collaboration announced in June that was allocated to the license grants and recognized in June 2020 and DARZALEX royalties of DKK 4,075 – 4,475 million. Such royalties are based on expected DARZALEX net sales of USD 3.9 – 4.2 billion. We project cost reimbursement revenue of approximately DKK 475 million which is related to our collaborations with Seagen Inc. and BioNTech SE. The remainder of our projected revenue is approximately DKK 350 – 550 million, and consists of other milestones, license fees and royalties.

Operating Expenses

We anticipate our 2020 operating expenses will be in the range of DKK 3,850 – 3,950 million. From the execution date (June 2020) of the agreement with AbbVie, our operating costs will include 50% of the costs for epcoritamab (DuoBody-CD3xCD20), DuoHexaBody®-CD37 and DuoBody-CD3x5T4 and 100% of the costs for the discovery research collaboration. The reduction in our operating costs due to AbbVie’s contribution to the existing clinical programs will be offset by increased investment to further expand and accelerate the partnership programs with AbbVie.

Operating Result

We expect our operating income to be approximately DKK 5,350 – 5,950 million in 2020.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with our collaboration agreements; our ongoing binding arbitration of two matters under our license agreement with Janssen relating to daratumumab; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX, Kesimpta and TEPEZZA® net sales and royalties paid to Genmab; and currency exchange rates (the 2020 guidance assumes a USD/DKK exchange rate of 6.5). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2020 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report. Additionally, the COVID-19 pandemic could potentially materially adversely impact our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause our actual results to differ materially from our 2020 Guidance and Key 2020 Priorities in this interim report. The global outbreak of COVID-19 continues to evolve, may be prolonged and may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on net sales of our approved products by our collaboration partners. The longer the pandemic continues, the more severe the impacts described below will be on our business. The extent, length and consequences of the pandemic are uncertain and impossible to predict. Genmab has established a COVID-19 response team, led by the CEO, that closely monitors the evolving situation, develops and implements

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Interim Report for the Nine Months Ended September 30, 2020

precautionary measures to help limit the impact of COVID-19 at our workplace and on our communities, and ensures business continuity. Genmab is also actively monitoring the potential impact on our Key 2020 Priorities and assessing the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations (CROs) to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly. The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance, including on the net sales of DARZALEX, Kesimpta and TEPEZZA, by our partners and on our royalty and milestone revenue therefrom.

KEY 2020 PRIORITIES

Priority	✔	Targeted Milestones
Genmab proprietary* products	✔	●	Tisotumab vedotin[1] – Phase 2 innovaTV 204 safety and efficacy analysis in recurrent/metastatic cervical cancer and engage U.S. FDA for BLA submission subject to trial results
	**	●	Tisotumab vedotin – data on other solid tumor types
		●	Enapotamab vedotin – data to support late stage development
	✔	●	Epcoritamab (DuoBody-CD3xCD20)[2] Phase 1/2 – decision on recommended Phase 2 dose and initiate expansion cohorts
		●	HexaBody-DR5/DR5 Phase 1/2 - advance dose escalation
	✔	●	DuoBody-PD-L1x4-1BB3 Phase 1/2 – initiate expansion cohorts
		●	DuoBody-PD-L1x4-1BB initial data in H2 2020
		●	File INDs and/or CTAs for 2 new products
Daratumumab[4]	✔	●	U.S. FDA and EMA decision on Phase 3 COLUMBA multiple myeloma SubQ submission
		●	sBLA and MAA Submission Phase 3 ANDROMEDA amyloidosis
		●	sBLA and MAA submission Phase 3 APOLLO multiple myeloma
Ofatumumab[5]	✔	●	U.S. FDA decision on regulatory dossier submission in RMS
Teprotumumab[6]	✔	●	U.S. FDA decision on Phase 3 OPTIC active thyroid eye disease submission

*Certain product candidates in development with partners, as noted.

**Data now anticipated in 2021

1. 50:50 dev. w/ Seagen; 2. 50:50 dev. w/ AbbVie 3. 50:50 dev. w/ BioNTech; 4. In dev. by Janssen; 5. In dev. by Novartis; 6. In dev. by Horizon Therapeutics

PRODUCT PIPELINE

As of the end of the third quarter, Genmab’s proprietary pipeline of product candidates, where we are responsible for at least 50% of development, consisted of eight clinical stage antibodies. Combined with partnered product candidates, our pipeline consists of over twenty antibodies in clinical development, including multiple approved partnered products created by Genmab. In addition to the antibodies in clinical development, our pipeline includes around twenty in-house and partnered pre-clinical programs. An overview of the development status of each of our products is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange

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and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of and is not incorporated by reference herein.

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST NINE MONTHS OF 2020

Products Created by Genmab*

*Out-licensed products marketed by partner

1See local country prescribing information for precise indications, 2Not in active development

DARZALEX (daratumumab)

– First and Only Subcutaneous (SubQ) CD38 Antibody Approved in the World

●	First-in-class human CD38 antibody
●	Intravenous (IV) formulation approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe
●	First and only SubQ CD38-directed antibody approved in the U.S. and Europe for the treatment of certain multiple myeloma indications, known as DARZALEX FASPROTM (daratumumab and hyaluronidase-fihj) in the U.S.
●	Multiple Phase 3 studies ongoing in multiple myeloma
●	Collaboration with Janssen
●	Net sales of DARZALEX by Janssen were USD 2,937 million in the first nine months of 2020

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Interim Report for the Nine Months Ended September 30, 2020

DARZALEX (daratumumab) intravenous infusion is indicated for the treatment of adult patients:

Jurisdiction	Approval	Key Underlying Clinical Trial(s)
United States: IV infusion
Relapsed / Refractory MM
November 2015	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	SIRIUS (MMY2002)
November 2016	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
June 2017	In combination with Pom-d for patients who have received at least two prior therapies, including lenalidomide and a PI	EQUULEUS (MMY1001)
August 2020	In combination with Kd for patients with RRMM who have received one to three previous lines of therapy	CANDOR EQUULEUS (MMY1001)
Frontline MM
May 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
June 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
September 2019	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)
Split Dosing Regimen
February 2019	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)

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European Union: IV infusion or SubQ administration
Relapsed / Refractory MM
IV: April 2016 SubQ: June 2020	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	IV: SIRIUS (MMY2002) SubQ: COLUMBA/ PLEIADES
IV: February 2017 SubQ: June 2020	In combination with Rd or Vd for patients who have received at least one prior therapy	IV: CASTOR (MMY3004); POLLUX (MMY3003) SubQ: COLUMBA/ PLEIADES
Frontline MM
IV: July 2018 SubQ: June 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	IV: ALCYONE (MMY3007) SubQ: COLUMBA/ PLEIADES
IV: November 2019 SubQ: June 2020	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	IV: MAIA (MMY3008) SubQ: COLUMBA/ PLEIADES
IV: January 2020 SubQ: June 2020	In combination with VTd for newly diagnosed patients who are eligible for ASCT	IV: CASSIOPEIA (MMY3006) SubQ: COLUMBA/ PLEIADES
Split Dosing Regimen
December 2018 (N/A SubQ)	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)

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Japan: IV infusion
Relapsed / Refractory MM
September 2017	In combination with Rd or Vd	CASTOR (MMY3004); POLLUX (MMY3003)
Frontline MM
August 2019	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
December 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)

DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) SubQ administration is indicated for the treatment of adult patients in the U.S.:

	Approval	Key Underlying Clinical Trial(s)

Relapsed / Refractory MM
May 2020

In combination with Rd or Vd, for patients who have received at least one prior therapy

Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent

COLUMBA/ PLEIADES
Frontline MM
May 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT In combination with Rd for newly diagnosed patients who are ineligible for ASCT	COLUMBA/ PLEIADES

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; VTd = bortezomib, thalidomide and dexamethasone; ASCT = autologous stem cell transplant; Pom-d = pomalidomide and dexamethasone

The warnings and precautions for DARZALEX (daratumumab) include infusion reactions, interference with serological testing and interference with determination of complete response. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials were: infusion reactions, neutropenia, thrombocytopenia, fatigue, nausea, diarrhea, constipation, vomiting, muscle spasms, arthralgia, back pain, pyrexia, chills, dizziness, insomnia, cough, dyspnea, peripheral edema, peripheral sensory neuropathy and upper respiratory tract infection.

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Interim Report for the Nine Months Ended September 30, 2020

Please consult the full U.S. Prescribing Information and the full European Summary of Product Characteristics for DARZALEX (daratumumab) and the full U.S. Prescribing Information for DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) for all the labeled safety information.

Third Quarter 2020 Updates

●	September: Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. The arbitration is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. for the Halozyme enzyme technology used in the subcutaneous formulation of daratumumab and whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering daratumumab.
●	September: Janssen submitted a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (U.S. FDA) seeking approval of DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) in combination with bortezomib, cyclophosphamide, and dexamethasone (VCd) for the treatment of adult patients with light-chain (AL) amyloidosis resulting in a USD 8 million milestone payment to Genmab. The U.S. FDA is reviewing the application under their Real-Time Oncology Review (RTOR) pilot program and Project Orbis. The submission was based on positive topline data from the Phase 3 ANDROMEDA study, which was announced in May and subsequently presented as a late-breaking abstract at the 25th European Hematology Association (EHA25) Virtual Congress in June.
●	August: The U.S. FDA approved the use of DARZALEX (daratumumab) in combination with carfilzomib and dexamethasone (DKd) for the treatment of adult patients with relapsed/refractory multiple myeloma who have received one to three previous lines of therapy. Janssen submitted the sBLA to the U.S. FDA seeking approval of this indication in February as well as a supplemental NDA (sNDA) to the MHLW in Japan in March.
●	July: The European Myeloma Network (EMN) in collaboration with Janssen Research & Development, LLC reported positive results from the Phase 3 APOLLO (MMY3013) study of the SubQ formulation of daratumumab (daratumumab and hyaluronidase-fihj) in combination with pomalidomide and dexamethasone (Pd) versus Pd alone as treatment for patients with relapsed or refractory multiple myeloma who have previously been treated with lenalidomide (an immunomodulatory drug) and a proteasome inhibitor (PI). The study met the primary endpoint of improving progression-free survival (PFS). Overall, the safety profile of daratumumab SubQ in combination with Pd was consistent with the safety profile for each therapy separately.

First Half 2020 Updates

●	June: Janssen submitted a regulatory application in China for daratumumab in combination with bortezomib and dexamethasone (Vd) adult patients with relapsed or refractory multiple myeloma, based on the Phase 3 LEPUS (MMY3009) trial.
●	June: The European Commission (EC) granted marketing authorization for the SubQ formulation of DARZALEX (daratumumab and hyaluronidase-fihj) for the treatment of adult patients with multiple myeloma in all currently approved daratumumab IV formulation indications in frontline and relapsed / refractory settings. This followed a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) in April.
●	June: Data from multiple trials were presented at both the American Society of Clinical Oncology 2020 (ASCO20) Virtual Scientific Program and EHA25.
●	May: The U.S. FDA approved the use of the SubQ formulation of daratumumab, known in the U.S. as DARZALEX FASPRO (daratumumab and hyaluronidase-fihj), for the treatment of adult patients with multiple myeloma: in combination with bortezomib, melphalan and prednisone

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Interim Report for the Nine Months Ended September 30, 2020

(VMP) in newly diagnosed patients who are ineligible for autologous stem cell transplant (ASCT); in combination with lenalidomide and dexamethasone (Rd) in newly diagnosed patients who are ineligible for ASCT and in patients with relapsed or refractory multiple myeloma who have received at least one prior therapy; in combination with Vd in patients who have received at least one prior therapy; and as monotherapy, in patients who have received at least three prior lines of therapy including a PI and an immunomodulatory agent or who are double-refractory to a PI and an immunomodulatory agent.
●	April: Janssen submitted a New Drug Application (NDA) to the MHLW in Japan for the SubQ formulation of daratumumab.
●	February: A pre-approval access study (NCT04264884) for SubQ daratumumab in patients unable to receive IV daratumumab was published on www.clinicaltrials.gov.
●	February: The Phase 3 AURIGA (MMY3021) study of SubQ daratumumab plus lenalidomide as maintenance treatment in patients with newly diagnosed multiple myeloma resumed recruiting following a temporary hold due to a U.S. FDA request for additional information related to analytical methods included in the study protocol.
●	January: The EC granted marketing authorization for DARZALEX (daratumumab) in combination with bortezomib, thalidomide and dexamethasone (VTd) for the treatment of adult patients with newly diagnosed multiple myeloma who are eligible for ASCT. The approval was supported by data from the Phase 3 CASSIOPEIA (MMY3006) study.

Daratumumab Development Covering All States of Multiple Myeloma (MM) and Beyond – Key Ongoing* Trials

Kesimpta (ofatumumab) – Approved in RMS in the U.S.

●	Human CD20 monoclonal antibody developed by Novartis under a license agreement with Genmab
●	Approved by the U.S. FDA for treatment of relapsing forms of multiple sclerosis (RMS) in adults
●	Approval based on positive data from the two Phase 3 ASCLEPIOS studies
●	Novartis also initiated regulatory submission to the European health authorities

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Ofatumumab is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. A SubQ formulation of ofatumumab was investigated in two Phase 3 ASCLEPIOS clinical studies in RMS. The studies compared the efficacy and safety of SubQ ofatumumab versus teriflunomide in patients with RMS and were comprised of approximately 900 patients each. Based on these studies, and data from the Phase 2 APLIOS study, which evaluated the bioequivalence of SubQ administration of ofatumumab via pre-filled syringe, in August 2020, Kesimpta (ofatumumab) was approved by the U.S. FDA for the treatment of RMS in adults. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen, once monthly after starting therapy. Additional studies with RMS patients are ongoing. Ofatumumab in RMS is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis Pharma AG.

Please consult the full U.S. Prescribing Information for all the labeled safety information for Kesimpta.

Third Quarter 2020 Update

●	August: The U.S. FDA approved the use of Kesimpta (ofatumumab) injection for subcutaneous use, for the treatment of RMS in adults, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease. In February the sBLA submitted by Novartis was accepted by the U.S. FDA with Priority Review and at the end of January a Marketing Authorization Application (MAA) was accepted by the EMA.
●	July: Novartis submitted application for regulatory approval in Japan for the use of ofatumumab in RMS.
●	July: A Phase 3 study (OLIKOS, NCT04486716) of ofatumumab in patients with RMS who are transitioning from an IV delivered anti-CD20 monoclonal antibody therapy was published on www.clinicaltrials.gov.

First Half 2020 Updates

●	May: Data from the Phase 3 ASCLEPIOS trials and the Phase 2 APLIOS trial were presented virtually at the 6th Congress of the European Academy of Neurology (EAN). Data from the ASCLEPIOS trials were also published in the August 6, 2020 issue of The New England Journal of Medicine. Updated data was subsequently presented at the 8th Joint Americas / European Committees for Treatment and Research in Multiple Sclerosis (ACTRIMS –ECTRIMS) Meeting in September.
●	April: The Phase 3 ARTIOS single-arm, prospective, multicenter, open-label study to evaluate ofatumumab treatment effectiveness and patient reported outcomes in patients with RMS transitioning from dimethyl fumarate or fingolimod therapy was posted on clinicaltrials.gov.
●	February: Positive data from the Phase 2 APLIOS study, which evaluated the bioequivalence of SubQ administration of ofatumumab via pre-filled syringe, as used in the Phase 3 ASCLEPIOS I and 2 trials, and an autoinjector-pen in patients with RMS, was presented at the Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) Forum in Florida.

TEPEZZA (teprotumumab-trw) – First U.S. FDA-approved medicine for the treatment of TED

●	Developed and commercialized by Horizon Therapeutics, plc (Horizon) for thyroid eye disease (TED)
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab, approved by the U.S. FDA in January 2020 under the trade name TEPEZZA, is a fully human antibody that targets the Insulin-like Growth Factor-1 Receptor, a well-validated target. TEPEZZA

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is being developed and is commercialized by Horizon Therapeutics, plc (Horizon). The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA.

Please consult the full U.S. Prescribing Information for all the labeled safety information for TEPEZZA.

Third Quarter 2020 Update

●	A Phase 1 study to explore teprotumumab for patients with dcSSC was published on clinicaltrials.gov.

First Half 2020 Update

●	January: The U.S. FDA approved TEPEZZA for the treatment of TED.

Arzerra (ofatumumab) – First Genmab Created Product on the Market

●	Human CD20 monoclonal antibody commercialized by Novartis under a license agreement with Genmab
●	Arzerra (ofatumumab) is available for certain chronic lymphocytic leukemia (CLL) indications in Japan and is also available in other territories via managed access programs in markets outside the U.S., where applicable and allowed by local regulations

In the U.S., Arzerra (ofatumumab) solution for infusion was approved for use in combination with chlorambucil for the treatment of previously untreated patients with CLL for whom fludarabine-based therapy is considered inappropriate; for use in combination with fludarabine and cyclophosphamide (FC) for the treatment of patients with relapsed CLL; and for extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive CLL. It was also indicated as monotherapy for the treatment of patients with CLL who are refractory to fludarabine and alemtuzumab.

In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories. Subsequently, in August 2020, Genmab announced that Novartis intends to transition availability of Arzerra to an oncology patient access program for CLL patients in the U.S. Arzerra is commercially available in Japan.

The overall safety profile of Arzerra in CLL is based on exposure in clinical trials and the post-marketing setting. The most common side effects for Arzerra include adverse events associated with infusion reactions, cytopenias, and infections (lower respiratory tract infection, including pneumonia, upper respiratory tract infection, sepsis, including neutropenic sepsis and septic shock, herpes viral infection, urinary tract infection).

Please consult the full U.S. Prescribing information, including Boxed Warning, for all the labeled safety information for Arzerra.

Third Quarter 2020 Update

●	August: Novartis plans to transition Arzerra (ofatumumab) to an oncology access program for CLL patients in the U.S. Genmab recognized USD 30 million lump sum from Novartis as payment for lost potential royalties.

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Genmab Proprietary Products*

*Certain products in co-development, partners as indicated

Tisotumab vedotin – A Next Generation Therapeutic

●	Antibody-drug conjugate (ADC), an antibody coupled to a cell-killing agent, in development to treat solid tumors
●	Very favorable topline results announced for the Phase 2 potential registration study in cervical cancer; a biologics license application (BLA) submission is planned to support an accelerated approval pathway with the U.S. FDA
●	Phase 2 clinical studies in ovarian and other solid tumors ongoing
●	Developed in collaboration with Seagen

Tisotumab vedotin is an ADC targeted to tissue factor (TF), a protein involved in tumor signaling and angiogenesis. Based on its high expression on many solid tumors and its rapid internalization, TF is a suitable target for an ADC approach. Tisotumab vedotin is in clinical development for solid tumors. Tisotumab vedotin is being co-developed by Genmab and Seagen, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis.

Third Quarter 2020 Updates

●	September: Data from the Phase 2 innovaTV 204 trial of tisotumab vedotin for the treatment of patients who have relapsed or progressed on or after prior treatment for recurrent or metastatic cervical cancer featured in a late-breaking proffered paper oral presentation at the European Society for Medical Oncology (ESMO) Virtual Congress 2020.

First Half 2020 Update

●	June: Announced very favorable topline results from the Phase 2 single-arm innovaTV 204 trial. Results from the trial showed a 24 percent confirmed objective response rate (ORR) by independent central review (95% Confidence Interval: 15.9% - 33.3%) with a median duration of response (DOR) of 8.3 months. The most common treatment-related adverse events (greater than or equal to 20 percent) included alopecia, epistaxis (nose bleeds), nausea, conjunctivitis, fatigue and dry eye.

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Epcoritamab (DuoBody-CD3xCD20) – Potential Best-in-class Product Candidate

●	Proprietary bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical trials in B-cell malignancies ongoing
●	Developed in collaboration with AbbVie

Epcoritamab (DuoBody-CD3xCD20) is a proprietary bispecific antibody created using Genmab’s DuoBody technology. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. Two Phase 1/2 clinical studies of epcoritamab in B-cell malignancies are ongoing.

Third Quarter Update

●	July: The first patient was dosed in the expansion part of the Phase 1/2 trial of epcoritamab for patients with relapsed, progressive or refractory B-cell lymphoma. Patients in the expansion part of the study are being treated with the recommended Phase 2 dose, with the aim of further exploring and determining the safety and efficacy of epcoritamab.

First Half 2020 Updates

●	June: Included in the broad oncology collaboration between Genmab and AbbVie. See “AbbVie Collaboration Agreement” on page 33 for more details.
●	June: Updated dose-escalation data from the Phase 1/2 study of epcoritamab in relapsed, progressive or refractory B-cell lymphoma was presented at the ASCO20 Virtual Scientific Program with an update presented at the EHA25 Virtual Congress 2020.
●	February: “DuoBody-CD3xCD20 induces potent T-cell-mediated killing of malignant B cells in preclinical models and provides opportunities for subcutaneous dosing,” published in EBioMedicine, a Lancet journal focused on translational biomedical research.

DuoBody-PD-L1x4-1BB (GEN1046) – Bispecific Next Generation Checkpoint Immunotherapy

●	Bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical trial in solid tumors ongoing
●	Developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD-1 / PD-L1 axis and simultaneously activate essential co-stimulatory activity via 4-1BB using an inert DuoBody antibody format. A Phase 1/2 clinical study of DuoBody-PD-L1x4-1BB in solid tumors is ongoing.

First Half 2020 Update

●	Q1: Expansion cohort initiated in Phase 1/2 trial in solid tumors.

DuoBody-CD40x4-1BB (GEN1042) – Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical trial in solid tumors ongoing
●	Developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and

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BioNTech under an agreement in which the companies share all costs and future profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing.

Enapotamab vedotin (HuMax-AXL-ADC) – A First-in-Class ADC

●	ADC in development to treat solid tumors
●	Phase 1/2 clinical study for multiple types of solid tumors ongoing

Enapotamab vedotin is an ADC targeted to AXL, a signaling molecule expressed on many solid cancers and implicated in tumor biology. Enapotamab vedotin is fully owned by Genmab and the ADC technology used with enapotamab vedotin was licensed from Seagen. A Phase 1/2 clinical study of enapotamab vedotin for multiple types of solid tumors is ongoing.

HexaBody-DR5/DR5 (GEN1029) – First HexaBody Program in Clinical Development

●	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
●	Composed of two non-competing HexaBody antibody molecules that target two distinct DR5 epitopes
●	Phase 1/2 clinical trial in solid tumors ongoing

HexaBody-DR5/DR5 is a product comprising a mixture of two non-competing HexaBody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. The product was created with our HexaBody technology and DR5 antibodies acquired from IDD Biotech. HexaBody-DR5/DR5 is fully owned by Genmab and a Phase 1/2 clinical trial in solid tumors is ongoing.

First Half 2020 Update

●	June: Preclinical data was presented at the EHA25 Virtual Congress 2020.

DuoHexaBody-CD37 (GEN3009) – First DuoHexaBody Program in the Clinic

●	Investigational New Drug Application (IND) submitted in 2019
●	First DuoHexaBody product candidate in the clinic
●	Novel target for hematologic malignancies
●	Developed in collaboration with AbbVie

DuoHexaBody-CD37 (GEN3009) is a bispecific IgG1 antibody created with Genmab’s proprietary DuoHexaBody technology platform. The DuoHexaBody platform combines the dual targeting of our DuoBody technology with the enhanced potency of our HexaBody technology, creating bispecific antibodies with target-mediated enhanced hexamerization. In preclinical settings, DuoHexaBody-CD37 has been shown to induce potent in vitro and in vivo anti-tumor activity. This suggests that DuoHexaBody-CD37 is a promising candidate for B-cell malignancies. An IND was submitted to the U.S. FDA in November 2019 and the first patient was dosed with DuoHexaBody-CD37 in March 2020. DuoHexaBody-CD37 is being co-developed by Genmab and AbbVie.

First Half 2020 Updates

●	June: Preclinical data was presented at the EHA25 Virtual Congress 2020.
●	June: Included in the broad oncology collaboration between Genmab and AbbVie. See “AbbVie Collaboration Agreement” on page 33 for more details.

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●	March: First patient dosed in first-in-human trial of DuoHexaBody-CD37 in hematologic malignancies.

DuoBody-CD3x5T4 (GEN1044) – Latest Proprietary Program in the Clinic

●	First Clinical Trial Applications (CTAs) submitted for DuoBody-CD3x5T4 in Europe in January 2020
●	Initial preclinical data showed potential in a variety of solid cancers
●	Developed in collaboration with AbbVie

DuoBody-CD3x5T4 (GEN1044) is a bispecific IgG1 antibody created with Genmab’s proprietary DuoBody technology platform. In preclinical settings, DuoBody-CD3x5T4 showed potent antitumor activity in vitro and in vivo in a range of cancer indications. In addition, the broad expression of 5T4 across cancer indications and limited expression in normal cells makes DuoBody-CD3x5T4 a promising novel drug candidate. The first CTAs were submitted for DuoBody-CD3x5T4 in Europe in January 2020 and the first patient was dosed with DuoBody-CD3x5T4 in August 2020. DuoBody-CD3x5T4 is being co-developed by Genmab and AbbVie.

Third Quarter Update

●	August: First patient dosed in first-in-human trial of DuoBody-CD3x5T4 in solid tumors.

First Half 2020 Updates

●	June: Included in the broad oncology collaboration between Genmab and AbbVie. See “AbbVie Collaboration Agreement” on page 33 for more details.
●	January: First CTAs submitted for DuoBody-CD3x5T4 in Europe.

Partner-owned Product Candidates Incorporating Genmab’s Innovation*

*Products under development by a third-party incorporating Genmab technology and innovation

Amivantamab (JNJ-61186372)

●	DuoBody product targeting EGFR and cMet

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●	Phase 2 and 3 studies ongoing or announced in non-small cell lung cancer (NSCLC)
●	Developed by Janssen under the DuoBody Research and License Agreement

Amivantamab (JNJ-61186372) is a bispecific antibody that targets EGFR and cMet, two validated cancer targets. Amivantamab was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. The two antibodies used to generate amivantamab were both created by Genmab and further optimized and developed by Janssen, who is investigating amivantamab in Phase 2 and Phase 3 clinical studies to treat NSCLC.

Third Quarter 2020 Updates

●	September: Data in NSCLC was presented at the ESMO Virtual Congress 2020.
●	September: A Phase 3 trial (PAPILLON) of amivantamab and carboplatin-pemetrexed therapy, versus carboplatin-pemetrexed, in patients with advanced or metastatic NSCLC characterized by epidermal growth factor receptor (EGFR) Exon 20 insertions was published on clinicaltrials.gov.
●	July: A Phase 3 trial (MARIPOSA) of amivantamab in combination with lazertinib versus osimertinib in locally advanced or metastatic NSCLC was published on clinicaltrials.gov.

First Half 2020 Updates

●	June: Results from the Phase 1 CHRYSALIS study of amivantamab in advanced NSCLC with EGFR Exon 20 insertion mutations was presented at the ASCO20 Virtual Scientific Program.
●	March: The U.S. FDA granted Breakthrough Therapy Designation (BTD) for amivantamab for the treatment of patients with NSCLC with EGFR Exon 20 insertion mutations, whose disease has progressed on or after platinum-based chemotherapy. This is the first BTD granted to a DuoBody product candidate.

Teclistamab (JNJ-64007957)

●	DuoBody product targeting BCMA and CD3
●	Multiple studies in multiple myeloma ongoing
●	Developed by Janssen under the DuoBody technology collaboration

Teclistamab (JNJ-64007957) is a bispecific antibody that targets BCMA, which is expressed in mature B lymphocytes, and CD3, which is expressed on T-cells. Teclistamab was created by Janssen using Genmab's DuoBody technology and is being investigated in Phase 1 and Phase 2 clinical studies for the treatment of multiple myeloma.

Third Quarter 2020 Update

●	September: A Phase 2 study of teclistamab in patients with relapsed or refractory multiple myeloma was published on clinicaltrials.gov.

First Half 2020 Update

●	June: Results from the Phase 1 first-in-human study of teclistamab in relapsed or refractory multiple myeloma was presented at the ASCO20 Virtual Scientific Program.

JNJ-70218902

●	Phase 1 study in advanced stage solid tumors ongoing
●	Developed by Janssen under the DuoBody technology collaboration

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JNJ-70218902 is a bispecific antibody created by Janssen using Genmab's DuoBody technology. It is being investigated in a Phase 1 clinical study for the treatment of advanced stage solid tumors.

Third Quarter 2020 Update

●	September: A Phase 1 study of JNJ-70218902 in patients with advanced solid tumors was initiated.

Mim8

●	DuoBody product in development by Novo Nordisk for hemophilia
●	First DuoBody product candidate in indication outside of oncology
●	Phase 1/2 trial in healthy subjects or patients with hemophilia A ongoing

Mim8 is a bispecific antibody created under a collaboration between Genmab and Novo Nordisk using Genmab’s DuoBody technology. Novo Nordisk is investigating Mim8 in a Phase 1/2 study of healthy subjects (part 1) followed by patients with hemophilia A with or without Factor VIII3 inhibitors (part 2).

First Half 2020 Update

●	January: The first healthy subject was dosed in the Phase 1/2 study of Mim8.

Camidanlumab tesirine (ADCT-301)

●	ADC in development under a collaboration and license agreement with ADC Therapeutics
●	In Phase 2 development for relapsed or refractory Hodgkin lymphomas and Phase 1 development in solid tumors

Camidanlumab tesirine is an ADC that combines Genmab’s HuMax-TAC antibody and ADC Therapeutics’ PBD-based warhead and linker technology. Camidanlumab tesirine targets CD25, which is expressed on a variety of hematological tumors and shows limited expression on normal tissues, making it an attractive target for antibody-payload approaches. Camidanlumab tesirine is in clinical development under a Collaboration and License Agreement between Genmab and ADC Therapeutics, under which Genmab owns 25% of the product rights. A Phase 2 study of camidanlumab tesirine to treat relapsed or refractory Hodgkin lymphoma and a Phase 1 study of camidanlumab tesirine to treat solid tumors are ongoing.

Third Quarter 2020 Update

●	September: Data from the Phase 1b study of camidanlumab tesirine for patients with selected locally advanced or metastatic solid tumors was presented at the ESMO Virtual Congress 2020.

PRV-015 (AMG 714)

●	Antibody targeting IL-15
●	In clinical development for celiac disease

PRV-015 (AMG 714) is a human monoclonal antibody that binds to Interleukin-15 (IL-15), a cytokine molecule appearing early in the cascade of events that ultimately leads to inflammatory disease. AMG 714 was created under a collaboration with Amgen. In November 2018, Amgen entered into a licensing and co-development agreement with Provention Bio, Inc. to run a Phase 2b clinical trial of AMG 714, now known as PRV-015, for the treatment of gluten-free diet non-responsive celiac disease (NRCD).

Third Quarter 2020 Update

●	August: Initiation of a Phase 2b clinical trial in NRCD.

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Pre-clinical Programs

●	Broad pre-clinical pipeline of around twenty programs including HexaBody-CD38
●	Pre-clinical pipeline includes both partnered products and in-house programs based on our proprietary technologies or antibodies
●	Multiple new INDs expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline, including a broad oncology collaboration with AbbVie

Our pre-clinical pipeline includes naked antibodies, immune effector function enhanced antibodies developed with our HexaBody technology, and bispecific antibodies created with our DuoBody platform. We are also working with our partners, including Immatics and CureVac N.V., to generate additional new product concepts. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

First Half 2020 Update

●	June: Entered into a broad oncology collaboration with AbbVie, which includes a discovery research collaboration. See “AbbVie Collaboration Agreement” on page 33 for more details.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercial and financial activities. For further information about risks and uncertainties, which the Genmab group faces, refer to the 2019 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) in March 2020. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of the Form 20-F, although Genmab has commenced binding arbitration of two matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to daratumumab, and the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations as well as risks related to the COVID-19 pandemic.

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FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 8,067 million for the first nine months of 2020 compared to DKK 2,405 million for the first nine months of 2019. The increase of DKK 5,662 million, or 235%, was primarily driven by the upfront payment of USD 672 million (DKK 4,398) related to the AbbVie collaboration that was allocated to license grants and recognized as revenue in June 2020. The remaining portion of the upfront payment from AbbVie of USD 78 million (DKK 513 million) was recorded as deferred revenue and will be recognized as earned over the course of the collaboration. In addition, Genmab recorded higher DARZALEX royalties as net sales of DARZALEX as reported by Johnson & Johnson (parent company of Janssen) were USD 2,937 million for the first nine months of 2020.

(DKK million)	First 9 Months 2020	First 9 Months 2019
Royalties	3,090	2,051
Reimbursement revenue	294	254
Milestone revenue	95	100
License revenue	4,588	—
Total revenue	8,067	2,405

Royalties

Royalty revenue amounted to DKK 3,090 million in the first nine months of 2020 compared to DKK 2,051 million in the first nine months of 2019. The increase of DKK 1,039 million, or 51%, was primarily driven by higher DARZALEX royalties achieved under our daratumumab collaboration with Janssen.

Net sales of DARZALEX by Janssen were USD 2,937 million in the first nine months of 2020 compared to USD 2,168 million in the first nine months of 2019. The increase of USD 769 million, or 35%, was driven by the continued strong uptake of DARZALEX. Royalty revenue on net sales of DARZALEX was DKK 2,898 million in the first nine months of 2020 compared to DKK 2,033 million in the first nine months of 2019, an increase of DKK 865 million. The percentage increase in royalties of 43% is higher than the percentage increase in the underlying net sales primarily due to a higher effective royalty rate. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme in connection with subcutaneous sales beginning in the second quarter of 2020. Given the ongoing arbitration, Genmab has reflected this reduction in its recognized revenue.

TEPEZZA was launched by Horizon Therapeutics in 2020. Royalties, which are based on net sales, amounted to DKK 178 million for the first nine months of 2020.

Novartis was granted U.S. FDA approval for Kesimpta (ofatumumab) in relapsing multiple sclerosis and Genmab started recognizing royalties on net sales of Kesimpta during the third quarter of 2020. Royalties for the quarter were not material.

Royalty revenue fluctuations from period to period are due primarily to the level of product net sales as well as foreign currency exchange rates.

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Reimbursement Revenue

Reimbursement revenue amounted to DKK 294 million in the first nine months of 2020 compared to DKK 254 million in the first nine months of 2019. The increase of DKK 40 million, or 16%, was primarily driven by higher activities under our collaboration agreement with BioNTech for DuoBody-PD-L1x4-1BB.

Milestone Revenue

Milestone revenue was DKK 95 million in the first nine months of 2020 compared to DKK 100 million in the first nine months of 2019, a decrease of DKK 5 million, or 5%, resulting from achievements under our DARZALEX and DuoBody collaborations with Janssen in each period.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

License Revenue

License revenue was DKK 4,588 million during the first nine months of 2020 which was driven by the upfront payment related to the AbbVie collaboration and the payment of USD 30 million (DKK 188 million) from Novartis as a result of Novartis’s plan to transition Arzerra (ofatumumab) to an oncology access program for chronic lymphocytic leukemia patients in the U.S. There was no license revenue income during the first nine months of 2019.

Refer to Financial Statement Note 2 in this interim report for further details about revenue including details on revenue recognition related to the AbbVie collaboration.

Research and Development Costs

Research and development costs amounted to DKK 2,211 million in the first nine months of 2020 compared to DKK 1,717 million in the first nine months of 2019. The increase of DKK 494 million, or 29%, was driven by the advancement of epcoritamab (DuoBody-CD3xCD20) and DuoBody-PD-L1x4-1BB, the additional investment in our product pipeline, and the increase in research and development employees. In the first nine months of 2020, we recorded DKK 266 million as a reduction of research and development costs in accordance with Genmab’s collaboration agreement with AbbVie.

Research and development costs accounted for 84% of the total operating expenses in the first nine months of 2020 compared to 88% in the first nine months of 2019.

General and Administrative Expenses

General and administrative expenses were DKK 430 million in the first nine months of 2020 compared to DKK 226 million in the first nine months of 2019. The increase of DKK 204 million, or 90%, was driven by one-time costs related to the AbbVie collaboration agreement, increased ongoing costs related to Genmab’s U.S. listing, including higher insurance costs, and growth across all support areas including enhanced technology and systems, investment in commercial, and other costs related to the expansion of our product pipeline.

General and administrative expenses accounted for 16% of the total operating expenses in the first nine months of 2020 compared to 12% in the first nine months of 2019.

Operating Result

Operating result was DKK 5,426 million in the first nine months of 2020 compared to DKK 462 million in the first nine months of 2019. The increase of DKK 4,964 million was driven by higher revenue, which was partly offset by increased operating expenses.

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Employees

As of September 30, 2020, the total number of employees was 712 compared to 533 employees as of September 30, 2019. The increase in employees was driven primarily by the expansion and acceleration of our pipeline, as well as investment in commercial.

Employees	September 30, 2020	September 30, 2019
Research and development employees	595	452
Administrative employees	117	81
Total employees	712	533

Net Financial Items

The net financial items for the first nine months of 2020 were a loss of DKK 73 million compared to a gain of DKK 442 million in the first nine months of 2019. The decrease of DKK 515 million was primarily driven by the weakening of the USD against the DKK on Genmab’s cash position, partly offset by the positive fair value adjustment of Genmab's investment in common shares of CureVac. Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Corporate Tax

The corporate tax expense for the first nine months of 2020 was DKK 1,176 million compared to DKK 210 million for the first nine months of 2019. The increase in corporate tax expense is the result of higher operating income. The annual effective corporate tax rate in the first nine months of 2020 was 22% compared to 23% in the first nine months of 2019. There has been no reversal of the valuation allowances on deferred tax assets in the first nine months of 2020 or the first nine months of 2019.

Net Result

Net result for the first nine months of 2020 was a net income of DKK 4,177 million compared to DKK 694 million in the first nine months of 2019. The increase was driven by the items described above.

Cash Position

Cash Position (DKK million)	September 30, 2020	December 31, 2019
Marketable securities	8,577	7,419
Cash and cash equivalents	8,892	3,552
Cash position	17,469	10,971

As of September 30, 2020, cash, cash equivalents and marketable securities (cash position) amounted to DKK 17,469 million, an increase of DKK 6,498 million from the beginning of 2020. The increase was primarily driven by the upfront payment of USD 750 million related to the AbbVie collaboration, and DARZALEX milestones achieved in the fourth quarter of 2019, which were received in 2020. As of September 30, 2020, Genmab’s USD denominated cash, cash equivalents and marketable securities represents 84% of Genmab’s cash position compared to 74% as of December 31, 2019 driven by the increased investment in US government bonds and treasury bills.

Cash and cash equivalents included short-term marketable securities of DKK 2,965 million at the end of September 2020, compared to DKK 668 million at the end of December 2019. In accordance with our accounting policy, securities purchased with a maturity of less than three months at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

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Interim Report for the Nine Months Ended September 30, 2020

Cash Flow

Cash Flow (DKK million)	First 9 Months 2020	First 9 Months 2019
Cash provided by (used in) operating activities	7,231	1,151
Cash provided by (used in) investing activities	(1,637)	(832)
Cash provided by (used in) financing activities	38	3,652

Net cash provided by operating activities is primarily related to our operating result, working capital fluctuations, reversal of net financial items, and adjustments related to non-cash transactions. In the first nine months of 2020, the primary drivers of higher cash provided by operating activities was the upfront payment from AbbVie included in our operating result as it was collected in July 2020, and higher positive working capital adjustments in 2020 related to DARZALEX milestones achieved in the fourth quarter of 2019 that were received in 2020.

The change in cash used in investing activities primarily reflects differences between the proceeds received from sale and maturity of our investments and amounts invested, and the investment in intangible and tangible assets. In the first nine months of 2020, the higher cash outflow from investing activities was driven by an increase in marketable securities purchased offset partly by an increase in marketable securities sold or matured.

Net cash provided by financing activities is primarily related to the issuance of shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled RSUs. In the first nine months of 2020, the primary driver of the lower cash provided by financing activities was related to net proceeds from the issuance of new shares in connection with the public offering and listing of ADSs on the Nasdaq Global Select Market of DKK 3,638 million in July of 2019.

Balance Sheet

As of September 30, 2020, total assets were DKK 21,522 million compared to DKK 15,144 million as of December 31, 2019. As of September 30, 2020, assets are mainly comprised of a cash position of DKK 17,469 million and current receivables of DKK 2,035 million. The current receivables consist primarily of the royalties from Janssen on net sales of DARZALEX. The upfront payment of USD 750 million from AbbVie was received in July 2020.

As of September 30, 2020, total liabilities were DKK 3,045 million compared to DKK 1,096 million on December 31, 2019. The increase in total liabilities of DKK 1,949 million was primarily driven by an increase in corporate tax payable of DKK 1,153 million and an increase in deferred revenue of DKK 513 million related to the AbbVie collaboration.

Shareholders’ equity as of September 30, 2020 was DKK 18,477 million compared to DKK 14,048 million at the end of December 2019. The increase of DKK 4,429 million, or 32%, was driven primarily by Genmab’s net income and the issuance of shares. As of September 30, 2020, Genmab’s equity ratio was 86% compared to 93% as of December 31, 2019.

Legal Matter – Janssen Binding Arbitration

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX® for intravenous administration and, in the United States, as DARZALEX FASPRO™ for subcutaneous administration). The arbitration first is to settle whether Genmab is required to share in

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Janssen’s royalty payments to Halozyme Therapeutics, Inc. for the Halozyme enzyme technology used in the subcutaneous formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of subcutaneous daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so in the third quarter of 2020. The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

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STATEMENT OF COMPREHENSIVE INCOME FOR THE 3RD QUARTER OF 2020

Income Statement	3rd Quarter of	3rd Quarter of
	2020	2019
(DKK million)

Revenue	1,724	1,040

Research and development expenses	(721)	(608)
General and administrative expenses	(145)	(81)
Operating expenses	(866)	(689)

Operating result	858	351

Financial income	533	356
Financial expenses	(720)	(8)

Net result before tax	671	699

Corporate tax	(141)	(162)

Net result	530	537

Basic net result per share	8.13	8.38
Diluted net result per share	8.04	8.28

Statement of Comprehensive Income

Net result	530	537

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries	(24)	5

Total comprehensive income	506	542

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STATEMENT OF COMPREHENSIVE INCOME FOR THE FIRST NINE MONTHS OF 2020

Income Statement		9 Months Ended	9 Months Ended
	Note	September 30, 2020	September 30, 2019
(DKK million)

Revenue	2	8,067	2,405

Research and development expenses		(2,211)	(1,717)
General and administrative expenses		(430)	(226)
Operating expenses		(2,641)	(1,943)

Operating result		5,426	462

Financial income	4	616	448
Financial expenses	4	(689)	(6)

Net result before tax		5,353	904

Corporate tax		(1,176)	(210)

Net result		4,177	694

Basic net result per share		64.16	11.14
Diluted net result per share		63.46	11.03

Statement of Comprehensive Income

Net result		4,177	694

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		(24)	9

Total comprehensive income		4,153	703

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Interim Report for the Nine Months Ended September 30, 2020

BALANCE SHEET

		September 30,	December 31,
	Note	2020	2019
(DKK million)
ASSETS

Intangible assets		385	470
Property, plant and equipment		438	237
Right-of-use assets	7	292	177
Receivables		20	11
Deferred tax assets		236	139
Other investments		647	149

Total non-current assets		2,018	1,183

Receivables		2,035	2,990
Marketable securities	3	8,577	7,419
Cash and cash equivalents		8,892	3,552

Total current assets		19,504	13,961

Total assets		21,522	15,144

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		65	65
Share premium		11,875	11,755
Other reserves		74	98
Retained Earnings		6,463	2,130

Shareholders' equity		18,477	14,048

Provisions		4	2
Lease liabilities	7	295	155
Deferred revenue		487	-
Other payables		1	1

Total non-current liabilities		787	158

Corporate tax payable		1,226	73
Lease liabilities	7	42	26
Deferred revenue		26	-
Other payables		964	839

Total current liabilities		2,258	938

Total liabilities		3,045	1,096

Total shareholders' equity and liabilities		21,522	15,144

Share-based instruments	5
Shareholdings by the Board of Directors and Executive Management	6
Subsequent events to the balance sheet date	8

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Interim Report for the Nine Months Ended September 30, 2020

STATEMENT OF CASH FLOWS

		9 Months Ended	9 Months Ended
	Note	September 30, 2020	September 30, 2019
(DKK million)

Net result before tax		5,353	904

Reversal of financial items, net		73	(442)
Adjustments for non-cash transactions		319	206
Changes in operating assets and liabilities		1,487	567

Cash flow from operating activities before financial items		7,232	1,235

Interest received		110	62
Interest elements of lease payments	7	(6)	(5)
Interest paid		(8)	(1)
Corporate taxes paid		(97)	(140)

Cash flow from operating activities		7,231	1,151

Investment in intangible assets		—	(23)
Investment in tangible assets		(249)	(59)
Marketable securities bought	3	(8,311)	(3,181)
Marketable securities sold		6,923	2,431

Cash flow from investing activities		(1,637)	(832)

Warrants exercised		87	45
Shares issued for cash		—	3,873
Costs related to issuance of shares		—	(235)
Principal elements of lease payments		(30)	(22)
Payment of withholding taxes on behalf of employees on net settled RSUs		(19)	(9)

Cash flow from financing activities		38	3,652

Change in cash and cash equivalents		5,632	3,971
Cash and cash equivalents at the beginning of the period		3,552	533
Exchange rate adjustments		(292)	139

Cash and cash equivalents at the end of the period		8,892	4,643

Cash and cash equivalents include:
Bank deposits		5,927	4,643
Short-term marketable securities		2,965	-

Cash and cash equivalents at the end of the period		8,892	4,643

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STATEMENT OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

January 1, 2019	61	8,059	92	(198)	8,014

Net result	—	—	—	694	694
Other comprehensive income	—	—	9	—	9
Total comprehensive income	—	—	9	694	703

Transactions with owners:
Exercise of warrants	1	44	—	—	45
Shares issued for cash	3	3,870	—	—	3,873
Expenses related to capital increases	—	(235)	—	—	(235)
Share-based compensation expenses	—	—	—	103	103
Net settlement of RSUs	—	—	—	(9)	(9)
Tax on items recognized directly in equity	—	—	—	21	21

September 30, 2019	65	11,738	101	611	12,515

January 1, 2020	65	11,755	98	2,130	14,048

Net result	—	—	—	4,177	4,177
Other comprehensive income	—	—	(24)	—	(24)
Total comprehensive income	—	—	(24)	4,177	4,153

Transactions with owners:
Exercise of warrants	—	120	—	—	120
Share-based compensation expenses	—	—	—	149	149
Net settlement of RSUs	—	—	—	(19)	(19)
Tax on items recognized directly in equity	—	—	—	26	26

September 30, 2020	65	11,875	74	6,463	18,477

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Interim Report for the Nine Months Ended September 30, 2020

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

The interim financial statements have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board ('IASB') and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in section 1 – Basis of Presentation in the financial statements in the 2019 annual report. A number of new or amended standards became applicable for the current reporting period. Genmab did not have to change its accounting policies as a result of adopting these standards.

Management Judgments and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgments (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. The most significant judgments include, among other things, revenue recognition, share-based compensation, deferred tax assets, and recognition of internally generated intangible assets. For additional descriptions of significant judgments and estimates, refer to note 1.3 in the 2019 annual report as well as note 2 within this interim report for details related to the AbbVie collaboration.

Fair Value Measurement

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(DKK million)		September 30, 2020				December 31, 2019
Assets Measured at Fair Value	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	3	8,577	—	—	8,577	7,419	—	—	7,419
Other investments		644	—	3	647	—	—	149	149

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

Other investments consist primarily of a DKK 644 million investment in common shares of CureVac N.V. The investment in CureVac AG, the developer of mRNA technology, was made in December 2019. In August 2020, CureVac AG had an IPO and its shares are now listed under CureVac N.V. As a result, the common shares now have a published price quotation in an active market and therefore the fair value

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measurement was transferred from Level 3 to Level 1 of the fair value hierarchy as of September 30, 2020.

Note 2 – Revenue

Genmab enters into license and collaboration agreements that are within the scope of IFRS 15, under which it licenses certain rights to its product candidates to third parties and also may participate in the development of the product candidates. The terms of these arrangements typically include payment to Genmab for one or more of the following: non-refundable, upfront license fees; exclusive designation fees; annual license maintenance fees; additional target fees; development, regulatory and commercial milestone payments; payments for research and development services; and royalties on net sales of licensed products. Each of these payments results in revenue from contracts with customers.

The table below disaggregates Genmab’s revenue by type of payment and collaboration partner under Genmab’s agreements, which provides additional information regarding how the nature, amount, timing and uncertainty of Genmab’s revenue and cash flows might be affected by economic factors.

	9 Months Ended	9 Months Ended
	September 30, 2020	September 30, 2019
(DKK million)
Revenue:
Royalties	3,090	2,051
Reimbursement revenue	294	254
Milestone revenue	95	100
License revenue	4,588	—

Total	8,067	2,405

Revenue split by collaboration partner:
Janssen	2,961	2,127
AbbVie	4,398	-
Horizon Therapeutics	185	7
Seagen	158	185
BioNTech	136	68
Novartis	202	18
Other collaboration partners	27	-

Total	8,067	2,405

AbbVie Collaboration Agreement

On June 10, 2020, Genmab entered into a broad collaboration agreement to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties on remaining global net sales. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products,

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along with AbbVie, outside of the U.S. and Japan. For the discovery research collaboration, Genmab will conduct Phase 1 studies for these programs and AbbVie retains the right to opt-in to program development.

Under the terms of the agreement, Genmab received a USD 750 million upfront payment with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and net sales milestone revenue for all programs as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing net sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in milestone payments related to clinical development and commercial success across the three existing bispecific antibody programs. In addition, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split the costs related to epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 50:50 while Genmab will be responsible for 100% of the costs for the discovery research programs until at least AbbVie’s opt-in point as noted above.

Genmab identified four performance obligations: (1) delivery of license for epcoritamab (2) delivery of license for DuoHexaBody-CD37 (3) delivery of license for DuoBody-CD3x5T4 (4) research and development services for the option targets under the discovery research collaboration. The total transaction price under the agreement was determined to be the USD 750 million (DKK 4,911 million) upfront payment as the future potential milestone amounts were not deemed to be highly probable as they are contingent upon success in future clinical trials and regulatory approvals which are not within its control and uncertain at this stage. Milestones will be recognized when their achievement is deemed to be highly probable and a significant revenue reversal would not occur. Royalties and net sales-based milestones will be recognized when the subsequent sales occur. The total transaction price of USD 750 million (DKK 4,911 million) was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors including, but not limited to discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. For the research and development services for the option targets, a cost-plus margin approach was utilized. The allocation of the transaction price to the performance obligations is summarized below:

● Delivery of licenses for the three programs: USD 672 million (DKK 4,398 million)

● Research and development services for the option targets: USD 78 million (DKK 513 million)

The performance obligations related to the delivery of licenses were completed at a point in time prior to September 30, 2020 and Genmab recognized USD 672 million (DKK 4,398 million) as license fee revenue in the first nine months of 2020. After delivery of the licenses, Genmab shares further development and commercial costs equally with AbbVie. AbbVie is not assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15. Any cost reimbursement/cost sharing with AbbVie is not recognized as revenue but accounted for as a decrease of the related research and development expenses.

The remaining transaction price of USD 78 million (DKK 513 million) related to the research and development services for the option targets was recorded as deferred revenue and is expected to be recognized as revenue as the services are performed over the development period. Revenue is recognized for the research and development services based on a measure of the company’s efforts toward satisfying the performance obligation relative to the total expected efforts or inputs to satisfy the

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performance obligation. No revenue has been recognized in the first nine months of 2020 for this performance obligation and is expected to be recognized as earned over the course of the collaboration. In future reporting periods, Genmab will reevaluate the estimates related to its efforts towards satisfying the performance obligation and may record a change in estimate if deemed necessary.

Management’s Judgements and Estimates – Revenue Recognition for AbbVie Collaboration Agreement

Determination of the total transaction price

At the inception of collaboration agreements that include milestone payments, Genmab evaluates whether the achievement of milestones is considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. The total transaction price under the AbbVie collaboration agreement was determined to be the USD 750 million (DKK 4,911 million) upfront payment as the future potential milestone amounts were not deemed to be highly probable as they are contingent upon success in future clinical trials and regulatory approvals which are not within Genmab’s control and uncertain at this stage. The milestones under the AbbVie collaboration agreement are specific to each of the three programs and have been allocated to the license grant performance obligations.

Performance Obligations: Delivery of licenses for epcoritamab, DuoHexaBody-CD37, and DuoBody-CD3x5T4

Genmab concluded that the licenses to the functional intellectual property were distinct from other performance obligations and revenue from the upfront payment allocated to these performance obligations was recognized at the point in time the licenses were delivered to AbbVie and they were able to use and benefit from the licenses which was in June 2020.

Genmab engaged third-party valuation specialists to assist with the estimate of stand-alone selling prices which were utilized to allocate the transaction price to these performance obligations. The stand-alone selling prices were based on a discounted cash flow approach and considered several factors including, but not limited to discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential.

Following the delivery of licenses for the three programs, Genmab shares further costs equally with AbbVie. Genmab has determined that AbbVie is not a customer but is a collaboration partner, as such this portion of the collaboration is not in scope of IFRS 15. Any cost reimbursement from AbbVie is not recognized as revenue but as a decrease of the related research and development expenses.

Performance Obligation: Research and development services for the option targets

Genmab engaged third-party valuation specialists to assist with the estimate of the stand-alone selling price which was utilized to allocate the transaction price to this performance obligation. The stand-alone selling price was based on a cost-plus margin approach and considered several factors, including but not limited to discount rate, estimated development costs, and profit margin.

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Interim Report for the Nine Months Ended September 30, 2020

Note 3 – Marketable Securities

	September 30,	December 31,
	2020	2019
(DKK million)

Cost at January 1	7,380	5,494
Additions for the period	8,311	5,812
Disposals and maturities for the period	(6,957)	(3,926)

Cost at the end of the period	8,734	7,380

Fair value adjustment at January 1	39	79
Fair value adjustment for the period	(196)	(40)

Fair value adjustment at the end of the period	(157)	39

Net book value at the end of the period	8,577	7,419

Net book value in percentage of cost	98%	101%

Average effective duration in years	0.84	1.07

As of September 30, 2020, 92% of our marketable securities had a triple A-rating, compared to 91% as of December 31, 2019.

The total fair value adjustment as of September 30, 2020 was an expense of DKK 196 million compared to DKK 40 million as of December 31, 2019. Fair value adjustments were primarily driven by foreign exchange movements and the timing of maturities and purchases of marketable securities.

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Note 4 – Financial Income and Expenses

	9 Months Ended	9 Months Ended
	September 30, 2020	September 30, 2019
(DKK million)

Financial income:
Interest and other financial income	126	82
Realized and unrealized gains on marketable securities, net	—	21
Realized and unrealized gains on other investments, net	490	-
Realized and unrealized exchange rate gains, net	—	345

Total financial income	616	448

Financial expenses:
Interest and other financial expenses	7	6
Realized and unrealized losses on marketable securities, net	37	—
Realized and unrealized losses on exchange rate losses, net	645	—

Total financial expenses	689	6

Net financial items	(73)	442

Realized and unrealized exchange rate losses, net of DKK 645 million in the first nine months of 2020 were driven by the weakening of the USD against the DKK that negatively impacted our USD denominated portfolio and cash holdings. Realized and unrealized exchange rate gains, net of DKK 345 million in the first nine months of 2019 were driven by the strengthening of the USD against the DKK that positively impacted our USD denominated portfolio and cash holdings. Refer to note 4.2 in the 2019 annual report for further details of foreign currency risk.

Realized and unrealized gains on other investments, net of DKK 490 million in the first nine months of 2020 was related to the change in fair value of Genmab’s investment in common shares of CureVac. There was no gain or loss attributable to other investments in 2019.

Interest and other financial income of DKK 126 million in the first nine months of 2020 compared to DKK 82 million in the first nine months of 2019 increased primarily due to a higher cash position in the first nine months of 2020 compared to the first nine months of 2019, partly offset by lower interest rates in the first nine months of 2020 compared to the first nine months of 2019.

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Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established a Restricted Stock Unit (RSU) program as an incentive for all the Genmab group’s employees, members of the Executive Management, and members of the Board of Directors. Refer to note 4.6 in the 2019 annual report for further details of the RSU program.

The RSU activity in the first nine months of 2020 and 2019, respectively, is outlined below.

	9 Months Ended	9 Months Ended
	September 30, 2020	September 30, 2019

Outstanding RSUs at January 1	307,907	218,902
Granted	22,672	15,431
Vested	(41,111)	(22,189)
Forfeited/Cancelled	(10,544)	(5,548)

Outstanding RSUs at September 30	278,924	206,596

During the first nine months of 2020, 22,672 RSUs were granted with a weighted average fair value of DKK 1,491.16 per RSU. During the first nine months of 2019, 15,431 RSUs were granted with a weighted average fair value of DKK 1,154.35 per RSU.

During the first nine months of 2020, 41,111 RSUs vested, compared to 22,189 RSUs during the first nine months of 2019. Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations which remain in our treasury share account. During the first nine months of 2020 and 2019, there were no acquisitions of treasury shares.

Warrant Program

Genmab A/S established warrant programs as an incentive for all the Genmab group’s employees, and members of the Executive Management. Refer to note 4.6 in the 2019 annual report for further details of the warrant programs.

The warrant activity in the first nine months of 2020 and 2019, respectively, is outlined below.

	9 Months Ended	9 Months Ended
	September 30, 2020	September 30, 2019

Outstanding warrants at January 1	1,413,624	1,423,210
Granted	49,323	49,360
Exercised	(423,844)	(214,383)
Expired/lapsed/cancelled	(53,412)	(15,374)

Outstanding warrants at September 30	985,691	1,242,813

During the first nine months of 2020, 49,323 warrants were granted to our employees with a weighted average exercise price of DKK 1,548.22 per warrant and a weighted average Black-Scholes fair market

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value of DKK 465.70 per warrant. During the first nine months of 2019, 49,360 warrants were granted to our employees with a weighted average exercise price of DKK 1,154.19 per warrant and a weighted average Black-Scholes fair market value of DKK 360.96 per warrant.

During the first nine months of 2020, 423,844 warrants were exercised with a weighted average exercise price of DKK 283.83 with proceeds to Genmab of DKK 120 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.65% of share capital. During the first nine months of 2019, 214,383 warrants were exercised with a weighted average exercise price of DKK 207.89 with proceeds to Genmab of DKK 45 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.35% of share capital.

Share-based compensation expenses related to our RSU and warrant programs for the first nine months of 2020 totaled DKK 149 million compared to DKK 103 million for the first nine months of 2019.

As of September 30, 2020, 135,518 treasury shares were held by Genmab to cover obligations in relation to the RSU program and reduce the dilution effect of share capital increases resulting from future exercises of warrants.

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Note 6 - Shareholdings by the Board of Directors and Executive Management

The tables below set forth certain information regarding the beneficial ownership of the issued share capital (including shares in the form of ADSs) and the outstanding share-based instruments held by the members of the Board of Directors and the Executive Management as of September 30, 2020.

	January 1,				September 30,
	2020	Acquired	Sold	Transferred	2020
Number of ordinary shares owned

Board of Directors
Mats Pettersson*	32,007	786	—	(32,793)	—
Anders Gersel Pedersen	8,718	589	—	—	9,307
Pernille Erenbjerg	3,178	393	—	—	3,571
Paolo Paoletti	3,337	393	(2,700)	—	1,030
Rolf Hoffmann	1,050	1,121	—	—	2,171
Deirdre P. Connelly	2,200	1,121	—	—	3,321
Jonathan Peacock**	—	—	—	473	473
Peter Storm Kristensen	200	1,071	(971)	—	300
Mijke Zachariasse	—	34	—	—	34
Rima Nassar*****	—	—	—	—	—
Daniel Bruno*****	—	1,080	—	(1,080)	—

	50,690	6,588	(3,671)	(33,400)	20,207
Executive Management
Jan van de Winkel	668,484	2,939	(30,000)	—	641,423
David A. Eatwell***	80,261	1,776	—	(82,037)	—
Anthony Pagano***	—	—	—	863	863
Judith Klimovsky	—	1,397	—	—	1,397
Anthony Mancini****	—	—	—	—	—

	748,745	6,112	(30,000)	(81,174)	643,683

Total	799,435	12,700	(33,671)	(114,574)	663,890

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

***** Daniel Bruno stepped down from the Board of Directors and Rima Nassar was elected to the Board of Directors during August 2020.

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	January 1,					September 30,
	2020	Granted	Exercised	Cancelled	Transferred	2020
Number of warrants held

Board of Directors
Mats Pettersson*	20,000	—	—	—	(20,000)	—
Anders Gersel Pedersen	20,000	—	(17,500)	—	—	2,500
Pernille Erenbjerg	—	—	—	—	—	—
Paolo Paoletti	—	—	—	—	—	—
Rolf Hoffmann	—	—	—	—	—	—
Deirdre P. Connelly	—	—	—	—	—	—
Jonathan Peacock**	—	—	—	—	—	—
Peter Storm Kristensen	2,383	—	(563)	—	—	1,820
Mijke Zachariasse	908	—	—	—	—	908
Rima Nassar*****	—	—	—	—	6,713	6,713
Daniel Bruno*****	19,043	—	(6,375)	—	(12,668)	—

	62,334	—	(24,438)	—	(25,955)	11,941

Executive Management
Jan van de Winkel	65,668	—	—	—	—	65,668
David A. Eatwell***	245,201	—	—	(28,424)	(216,777)	—
Anthony Pagano***	—	—	—	—	30,444	30,444
Judith Klimovsky	36,932	—	—	—	—	36,932
Anthony Mancini****	—	7,771	—	—	—	7,771

	347,801	7,771	—	(28,424)	(186,333)	140,815

Total	410,135	7,771	(24,438)	(28,424)	(212,288)	152,756

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

***** Daniel Bruno stepped down from the Board of Directors and Rima Nassar was elected to the Board of Directors during August 2020.

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Interim Report for the Nine Months Ended September 30, 2020

	January 1,					September 30,
	2020	Granted	Settled	Cancelled	Transferred	2020
Number of RSUs held

Board of Directors
Mats Pettersson*	2,836	—	(786)	—	(2,050)	—
Anders Gersel Pedersen	1,807	—	(589)	—	—	1,218
Pernille Erenbjerg	1,418	—	(393)	—	—	1,025
Paolo Paoletti	1,418	—	(393)	—	—	1,025
Rolf Hoffmann	2,146	—	(1,121)	—	—	1,025
Deirdre P. Connelly	2,465	—	(1,121)	—	—	1,344
Jonathan Peacock**	—	1,174	—	—	—	1,174
Peter Storm Kristensen	1,832	—	(508)	—	—	1,324
Mijke Zachariasse	534	—	(75)	—	—	459
Rima Nassar*****	—	—	—	—	2,216	2,216
Daniel Bruno*****	5,497	—	(1,484)	(1,025)	(2,988)	—

	19,953	1,174	(6,470)	(1,025)	(2,822)	10,810

Executive Management
Jan van de Winkel	37,597	—	(5,819)	—	—	31,778
David A. Eatwell***	12,375	—	(3,634)	(1,128)	(7,613)	—
Anthony Pagano***	—	2,295	—	—	5,279	7,574
Judith Klimovsky	22,893	—	(2,800)	—	—	20,093
Anthony Mancini****	—	6,737	—	—	—	6,737

	72,865	9,032	(12,253)	(1,128)	(2,334)	66,182

Total	92,818	10,206	(18,723)	(2,153)	(5,156)	76,992

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

***** Daniel Bruno stepped down from the Board of Directors and Rima Nassar was elected to the Board of Directors during August 2020.

Following Genmab A/S' Annual General Meeting on March 26, 2020, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly, Pernille Erenbjerg, Dr. Anders Gersel Pedersen, Rolf Hoffmann and Dr. Paolo Paoletti were re-elected to the Board of Directors for a one-year period. Jonathan Peacock was elected to the Board of Directors for a one-year period. Mats Pettersson stepped down from the Board of Directors. The reclassification of the board member’s shares and share-based instruments is shown in the transferred column of the tables above. The Board of Directors convened and constituted itself with Deirdre P. Connelly as Chair and Pernille Erenbjerg as Deputy Chair.

The Executive Management team is comprised of four members. Jan van de Winkel is the President and Chief Executive Officer. Judith Klimovsky is the Executive Vice President and Chief Development Officer.

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On February 29, 2020, David Eatwell retired from his position as Executive Vice President and Chief Financial Officer. On March 1, 2020, Anthony Pagano, previously Senior Vice President Finance and Corporate Development, assumed the role of Executive Vice President and Chief Financial Officer. On March 23, 2020, Anthony Mancini joined Genmab as Executive Vice President and Chief Operating Officer. The reclassification of the Executive Management’s shares and share-based instruments is shown in the transferred column of the tables above.

Other than the remuneration to the Board of Directors and the Executive Management and the transactions detailed in the tables above, no other significant transactions with the Board of Directors or the Executive Management took place during the first nine months of 2020. For further information on the remuneration of the Board of Directors and the Executive Management, refer to note 5.1 in the 2019 annual report.

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Interim Report for the Nine Months Ended September 30, 2020

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	September 30,	December 31,
	2020	2019
(DKK million)
Right-of-use assets
Properties	288	173
Equipment	4	4

Total right-of-use assets	292	177

Lease liabilities
Current	42	26
Non-current	295	155

Total lease liabilities	337	181

During the first nine months of 2020, there were additions to our right-of-use assets and lease liabilities related to the commencement of leases entered into by Genmab A/S’s subsidiaries Genmab U.S., Inc. and Genmab B.V. with respect to office and laboratory space. The Genmab U.S., Inc. lease is non-cancellable until August 2031 with future minimum payments of approximately DKK 200 million and the Genmab B.V. lease is noncancellable until June 2022 with future minimum payments of approximately DKK 6 million as of September 30, 2020.

During the third quarter of 2019, Genmab A/S’s subsidiary Genmab B.V., entered into a lease agreement with respect to office and laboratory space with a commencement date in February 2022 and is non-cancellable until January 2032. The total future minimum payments over the term of the lease are approximately DKK 90 million and estimated capital expenditures to fit out the space are approximately DKK 70 million.

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Interim Report for the Nine Months Ended September 30, 2020

Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	9 Months Ended	9 Months Ended
	September 30, 2020	September 30, 2019
(DKK million)
Depreciation charge of right-of-use assets
Properties	24	20
Equipment	1	1

Total depreciation charge of right-of-use assets	25	21

Interest expense	6	5
Expense relating to short-term leases	3	2

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

Note 8 - Subsequent Events to the Balance Sheet Date

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of September 30, 2020.

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Interim Report for the Nine Months Ended September 30, 2020

ABOUT GENMAB

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of the following approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Kesimpta® (subcutaneous ofatumumab, under agreement with Novartis AG), for the treatment of adults with relapsing forms of multiple sclerosis in the U.S. and TEPEZZA® (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, known as DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) in the U.S., has been approved in the U.S. and Europe for the treatment of adult patients with certain multiple myeloma indications. The first approved Genmab created therapy, Arzerra® (ofatumumab, under agreement with Novartis AG), approved for the treatment of certain chronic lymphocytic leukemia indications, is available in Japan and is also available in other territories via compassionate use or oncology access programs. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

This Interim Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra®, Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

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Interim Report for the Nine Months Ended September 30, 2020

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the nine months ended September 30, 2020.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces, as further described in our 2019 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in March 2020.

Copenhagen, November 4, 2020

Executive Management

Jan van de Winkel	Anthony Pagano	Judith Klimovsky	Anthony Mancini
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)	(Executive Vice President & COO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Jonathan Peacock

Mijke Zachariasse	Rima Nassar	Peter Storm Kristensen
(Employee elected)	(Employee elected)	(Employee elected)

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